____Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).

                       U.S. SECURITIES AND EXCHANGE COMMISSION
                                Washington, D.C. 20549

                                        FORM 4

                     STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange act of 1934,
Section 17(a) of the Public Utility Holding Company act of 1935 or
Section 30(f) of the Investment Company Act of 1940

1.  Name and Address of Reporting Person
    Glassman            Iris               S.
     (Last)           (First)           (Middle)
    383 Route 46 West
        (Street)
    Fairfield            NJ              07004
      (City)          (State)            (Zip)
2.  Issuer Name and Ticker or Trading Symbol              "BPRX"

    BRADLEY PHARMACEUTICALS, INC.

3.  IRS or Social Security Number of Reporting Person (Voluntary)

4.  Statement for Month/Year                             08/2000

5.  If Amendment, Date of Original (Month/Year)

6.  Relationship of Reporting Person to Issuer (Check all applicable)

    __X__Director                              ______10 % Owner
    __X__Officer (give title below)            ______Other (specify below)


                                     Treasurer

Table I - Non-Derivative Securities Acquired, Disposed of, or Beneficially
          Owned

1.  Title of Security (Instr.3)
    (1)   Class B Common Stock
    (2)   Class B Common Stock
    (3)   Common Stock
    (4)   Common Stock
    (5)   Common Stock
    (6)   Common Stock
    (7)   Class B Common Stock
    (8)   Common Stock
    (9)   Common Stock
    (10)  Common Stock
    (11)  Common Stock
    (12)  Common Stock
2.  Transaction Date (Month/Day/Year)
    (1)
    (2)
    (3)   08/01/00
    (4)   08/24/00
    (5)
    (6)
    (7)   08/01/00
    (8)
    (9)
    (10)
    (11)
    (12)  08/01/00
3.  Transaction Code (Instr.8)
    (1)
    (2)
    (3)   Code K
    (4)   Code A
    (5)
    (6)
    (7)   Code K
    (8)
    (9)
    (10)
    (11)
    (12)  Code K
4.  Securities Acquired (A) or Disposed of (D) (Instr.3,4 and 5)
    (1)
    (2)
    (3)   Amount - 30,000 (D)     Price - Swap for Class B Common Stock
    (4)   Amount -  3,400 (A)     Price - 1.1875
    (5)
    (6)
    (7)   Amount - 43,610 (A)     Price - Swap from Common Stock
    (8)
    (9)
    (10)
    (11)
    (12)  Amount - 13,610 (D)     Price - Swap for Class B Common Stock
5.  Amount of Securities Beneficially Owned at End of Month (Instr.3 and 4)
    (1)    16,403
    (2)   280,838
    (3)       -
    (4)     3,400
    (5)     6,800
    (6)     8,530
    (7)    57,010
    (8)     4,100
    (9)     6,400
    (10)   18,200
    (11)    1,600
    (12)    1,740
6.  Ownership Form: Direct (D) or Indirect (I)
    (1)   (D)
    (2)   (I)
    (3)   (D)
    (4)   (D)
    (5)   (I)
    (6)   (I)
    (7)   (D)
    (8)   (D)
    (9)   (I)
    (10)  (I)
    (11)  (I)
    (12)  (I)
7.  Nature of Indirect Beneficial Ownership (Instr.4)
    (1)
    (2)   By Spouse
    (3)   With Spouse
    (4)   With Spouse
    (5)   By IRA
    (6)   Trustee for Grandchildren Trust
    (7)   With Spouse
    (8)   With Spouse
    (9)   Trustee for Stacey Glassman Trust
    (10)  Trustee for Heath Glassman Trust
    (11)  By Spouse
    (12)  With Spouse

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

                              (Print or Type Responses)

FORM 4 (continued)

Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned
           (e.g., puts, calls, warrants, options, convertible securities)

1.  Title of Derivative Security (Instr.3)
    Options (right to buy)
2.  Conversion or Exercise Price of Derivative Security
    (1)   1.3125
    (2)   1.3125
    (3)   1.3125
    (4)   1.3125
    (5)   1.3125
    (6)   1.3125
    (7)   1.3125
    (8)   1.3125
    (9)   1.3125
    (10)  1.3125
    (11)  1.3125
    (12)  1.3125
    (13)  1.3125
    (14)  1.3125
    (15)  1.3125
    (16)  1.0625
3.  Transaction Date (Month/Day/Year)
4.  Transaction Code (Instr.8)
5. Number of Derivative Securities Acquired (A) or Disposed of (D) (Instr.3,4 and 5)
6.  Date Exercisable and Expiration Date (Month/Day/Year)
    (1)   Exercisable - 11/12/92    Expiration - 11/12/01
    (2)   Exercisable - 11/12/93    Expiration - 11/12/01
    (3)   Exercisable - 11/12/94    Expiration - 11/12/01
    (4)   Exercisable - 10/01/93    Expiration - 09/30/02
    (5)   Exercisable - 10/01/94    Expiration - 09/30/02
    (6)   Exercisable - 10/01/95    Expiration - 09/30/02
    (7)   Exercisable - 04/12/95    Expiration - 04/11/04
    (8)   Exercisable - 04/12/96    Expiration - 04/11/04
    (9)   Exercisable - 04/12/97    Expiration - 04/11/04
    (10)  Exercisable - 12/30/95    Expiration - 12/29/04
    (11)  Exercisable - 12/30/96    Expiration - 12/29/04
    (12)  Exercisable - 12/30/97    Expiration - 12/30/04
    (13)  Exercisable - 09/12/96    Expiration - 09/11/05
    (14)  Exercisable - 09/12/97    Expiration - 09/11/05
    (15)  Exercisable - 09/12/98    Expiration - 09/11/05
    (16)  Exercisable - 12/05/95    Expiration - 12/04/05
7.  Title and Amount of Underlying Securities
    (1)   Title - Common Stock      Number of Shares -   5,731
    (2)   Title - Common Stock      Number of Shares -   5,731
    (3)   Title - Common Stock      Number of Shares -   5,730
    (4)   Title - Common Stock      Number of Shares -   3,333
    (5)   Title - Common Stock      Number of Shares -   3,333
    (6)   Title - Common Stock      Number of Shares -   3,334
    (7)   Title - Common Stock      Number of Shares -  16,666
    (8)   Title - Common Stock      Number of Shares -  16,667
    (9)   Title - Common Stock      Number of Shares -  16,667
    (10)  Title - Common Stock      Number of Shares -  16,666
    (11)  Title - Common Stock      Number of Shares -  16,667
    (12)  Title - Common Stock      Number of Shares -  16,667
    (13)  Title - Common Stock      Number of Shares -   6,000
    (14)  Title - Common Stock      Number of Shares -   6,000
    (15)  Title - Common Stock      Number of Shares -   6,000
    (16)  Title - Common Stock      Number of Shares -  22,878
8.  Price of Derivative Security (Instr.5)
    (1)   1.3125
    (2)   1.3125
    (3)   1.3125
    (4)   1.3125
    (5)   1.3125
    (6)   1.3125
    (7)   1.3125
    (8)   1.3125
    (9)   1.3125
    (10)  1.3125
    (11)  1.3125
    (12)  1.3125
    (13)  1.3125
    (14)  1.3125
    (15)  1.3125
    (16)  1.0625
9.  Number of Derivative Securities Beneficially Owned at End of Month
    (Instr.4)
    (1)   5,731
    (2)   5,731
    (3)   5,730
    (4)   3,333
    (5)   3,333
    (6)   3,334
    (7)  16,666
    (8)  16,667
    (9)  16,667
    (10) 16,666
    (11) 16,667
    (12) 16,667
    (13)  6,000
    (14)  6,000
    (15)  6,000
    (16) 22,878
10. Ownership Form of Derivative Security: Direct (D) or Indirect (I)
    (Instr.4)
    (D)
11. Nature of Indirect Beneficial Ownership (Instr.4)

Explanation of Responses:


                                 /s/Iris S. Glassman        September 8, 2000
                            ------------------------------- -----------------
                            **Signature of Reporting Person        Date

** Intentional misstatements or omissions of facts constitute Federal
   Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed.
      If space provided is insufficient, see Instruction 6 for procedure.

                                                             	SEC 1474 (3/91)